Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S‑8 (No. 333-139250 and No. 333-53137) of The Andersons, Inc., of our report dated May 18, 2022, with respect to the statements of net assets available for benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related supplemental schedule as of December 31, 2021, which appears in the December 31, 2021 annual report on Form 11-K of The Andersons, Inc. Retirement Savings Investment Plan.

/s/ LBMC PC

Brentwood, Tennessee
May 18, 2022